NO ACT

P.E. 12/20/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 04 2014

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

14005272

February 4, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-4-14

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: DST Systems, Inc.
Incoming letter dated December 20, 2013

Dear Mr. Gerber:

This is in response to your letters dated December 20, 2013 and January 16, 2014 concerning the shareholder proposal submitted to DST by the Connecticut Retirement Plans and Trust Funds. We also have received a letter from the proponent dated January 10, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Francis H. Byrd
State of Connecticut
Office of the Treasurer
francis.byrd@ct.gov

February 4, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: DST Systems, Inc.
Incoming letter dated December 20, 2013

The proposal relates to the chairman of the board.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that DST failed to adequately describe the defects in the proponent's proof of ownership letters. In this regard, Staff Legal Bulletin No. 14G (October 16, 2012) indicates the staff will not grant no-action relief to a company on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including the submission date. Staff Legal Bulletin No. 14G further indicates that notices of defect that make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter do not adequately describe the defect or explain what a proponent must do to remedy the defect. DST's request for additional information from the proponent did not mention the gap in the period of ownership covered by the proponent's proof of ownership letters.

Based on the information provided in your request, it appears that the proposal was submitted to DST on November 20, 2013, and therefore, the submission date was November 20, 2013. We note, however, that the proponent's proof of ownership letters did not establish continuous ownership for the one-year period preceding and including November 20, 2013, the date of submission. Specifically, the letters covered the one-year period preceding and including November 18, 2013 rather than November 20, 2013. Accordingly, unless the proponent provides DST with documentary support verifying continuous ownership for the one-year period preceding and including November 20, 2013, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if DST omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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January 16, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: DST Systems, Inc. – 2014 Annual Meeting
Supplement to Letter dated December 20, 2013 Relating to Shareholder Proposal of the Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

We refer to our letter dated December 20, 2013 (the "No-Action Request") pursuant to which we requested, on behalf of DST Systems, Inc., a Delaware corporation (the "Company"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement (the "Proposal") submitted by the Connecticut Retirement Plans and Trust Funds (the "Proponent") may properly be omitted from the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials").

This letter is in response to the letter to the Staff, dated January 10, 2014, submitted by the Proponent and supplements the No-Action Request. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter to the Proponent.

I. The Deficiency Letter Complied with Rule 14a-8(f) and Related Staff Guidance.

The Proponent claims that the Company did not provide the Proponent with "adequate notice" of the Proponent's eligibility deficiency. However, the Company's deficiency letter, dated December 2, 2013 (the "Deficiency Letter"), complied with Rule 14a-8(f)(1) and related Staff guidance. Section C.2 of Staff Legal Bulletin No.

14B (Sept. 15, 2004) provides that "[i]f the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8" and "should use language that tracks rule 14a-8(b)." The Deficiency Letter requested such proof of ownership and, in explaining the requirement, tracked the language in Rule 14a-8(b). The Deficiency Letter also complied with the guidance in Staff Legal Bulletin No. 14G (Oct. 16, 2012), which provides that in cases where the proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted, the notice of defect must "identif[y] the specific date on which the proposal was submitted" and explain that the proponent "must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year preceding and including such date to cure the defect." Consistent with the foregoing, the Deficiency Letter very clearly specified that the Proponent must verify, and provide written proof of, ownership "for at least one year, preceding and including November 20, 2013, the date that the proposal was submitted."

II. Following Proper Notice of Deficiency, Rule 14a-8 Does Not Require Supplemental Deficiency Notices.

Pursuant to Rule 14a-8(f)(1) and Staff precedent, where a company timely notifies a proponent that his or her proposal is deficient for eligibility or procedural reasons, and the proponent's response does not cure the deficiency, the company is under no obligation to send a second deficiency notice or otherwise notify the proponent of a continuing deficiency. *See, e.g., Great Plains Energy Inc.* (Jan. 19, 2011); *Great Plains Energy Inc.* (June 17, 2010); *Allegheny Energy, Inc.* (Dec. 22, 2009); *Alcoa Inc.* (Feb. 18, 2009).

The Proponent appears to be of the view that, after delivery of the Deficiency Letter, the Company should have provided supplemental notice or guidance to the Proponent to ensure that that Proponent remedied the eligibility defect. However, it is the Proponent's obligation, and not the Company's, to demonstrate eligibility to submit the Proposal under Rule 14a-8. The Company's obligation is to notify the Proponent of any alleged defects within 14 calendar days of receiving the Proposal, which the Company did in its Deficiency Letter. Nothing in Rule 14a-8 requires a company to engage in an iterative, back-and-forth process with a proponent to ensure that the proponent is able to remedy each and every deficiency in its submission. In fact, Section C.6 of Staff Legal Bulletin No. 14 (July 13, 2001) states that "a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if ... the shareholder timely responds [to the company's notice of defect] but does not cure the eligibility or procedural defect(s)."

Moreover, the Proponent's argument that the Company should have explained to the Proponent the language in the Deficiency Letter because the "language was confusing" to the Proponent is without merit. The Proponent claims that the Deficiency Letter was confusing because it "discussed how to tell if the [Proponent's] record holder is a DTC participant" and suggests that the Deficiency Letter could have been referring to a defect relating to DTC participants or ownership among two custodians. However, the Proponent's purported confusion regarding the Deficiency Letter is contrary to the Proponent's statements in its December 11, 2013 email to the Company, stating that "[t]he letters of ownership from State Street and Bank of New York Mellon, both of which are DTC participants, are clear on the point that the CRPTF has been a holder of DST shares continuously for over a year" and that "[t]he Treasurer believes that the proposal submission to DST Systems meets the rigorous standards set by the SEC under Rule 14a-8." It is apparent from such statements that the Proponent had no difficulty understanding the language in the Deficiency Letter with respect to the requirements regarding DTC participants and ownership among multiple record holders, and believed it had satisfied those requirements. Accordingly, it cannot be the case that references to such requirements made the entire Deficiency Letter so confusing that the Proponent was unable to understand the language in the Deficiency Letter that very clearly stated that the Proponent must provide proof of ownership for the period "preceding and including November 20, 2013."

III. Conclusion.

We note that the Proponent concedes that the Proposal was submitted on November 20, 2013 and that the submitted broker letters failed to demonstrate ownership for the one year period, as stated in the Deficiency Notice, "preceding and including November 20, 2013." Accordingly, for the reasons stated above and in the No-Action Request, we respectfully request the Staff's concurrence that it will take no action if the Company excludes the Proposal in its entirety from the 2014 Proxy Materials.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Marc S. Gerber

cc: Randall D. Young
DST Systems, Inc.

Francis H. Byrd, Assistant Treasurer for Policy
State of Connecticut Treasurer's Office

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

CHRISTINE SHAW
DEPUTY TREASURER

January 10, 2014

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Request by DST Systems to omit stockholder proposal submitted by Connecticut Retirement Plans and Trust Funds

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Connecticut Retirement Plans and Trust Funds ("CRPTF") submitted a stockholder proposal (the "Proposal") to DST Systems, Inc. ("DST" or the "Company"). The Proposal asks the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require that the Chair of the Board be an independent member of the Board.

I submit this letter in response to DST's request, dated December 20, 2013 (the "No-Action Request"), that the Division provide assurance that it will not recommend enforcement action if DST omits the Proposal from its proxy materials for the 2014 annual meeting of shareholders. As discussed more fully below, DST has not shown that it provided the CRPTF with adequate notice of the curable defect on which DST now relies; accordingly, the CRPTF respectfully asks that DST's request for relief be denied.

The CRPTF submitted the Proposal on November 20, 2013. DST notified CRPTF on December 2, 2013 that the CRPTF's proof that it owned at least $2,000 worth of Company stock continuously for at least one year at the time it submitted the Proposal was defective. (The letter is attached to DST's request for no-action relief as Exhibit B.) That notice, however, did not state in what specific way the CRPTF's proof was defective. Instead, it reiterated the requirement from Rule 14a-8 in language that suggested DST believed the CRPTF had submitted no proof at all:

> Our records indicate that the Proponent is not a registered holder of DST Systems common stock. Please provide a written statement from the record holder of the Proponents' shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the Proponent submitted the Proposal, the Proponent had beneficially held the requisite number of shares of DST Systems common stock continuously for at least one year.

The December 2 letter also discussed how to tell if the CRPTF's record holder is a DTC participant.

The December 2 language was confusing because the CRPTF had submitted two letters from State Street and the Bank of New York Mellon attesting to the CRPTF's continuous ownership of the requisite number of shares for one year. Two letters were necessary because the CRPTF had switched custodians during the one-year period.

Because DST's notice was so vague and the CRPTF had in fact provided proof of ownership, I called Randall Young, DST's senior vice president, general counsel and secretary, who had signed the December 2 notice. I left a voicemail asking for clarification regarding the nature of the defect. On December 9, Mr. Young emailed me, stating simply that "I believe my letter to you, dated December 2, 2013, speaks for itself." (Exhibit A) I contacted him again by email on December 11, noting that neither his December 2 letter nor his email response identified or characterized the defect in the CRPTF's proof of ownership. I also indicated that the CRPTF was interested in opening a dialogue around the issues raised by the Proposal. (Exhibit B) Mr. Young's response stated that he "respectfully disagree[d] with [my] statements concerning defects in [the CRPTF's] proposal." (Exhibit C) Thus, despite my clear requests, Mr. Young would not provide any more specific description of the defect beyond the restatement of Rule 14a-8's requirements contained in the December 2 letter.

I asked for clarification because the open-ended language in DST's December 2 letter indicated to me that the Company could be focused on any of several issues. The language about the record owner being a DTC member suggested that DST might be taking the position that the CRPTF's proof was not furnished by the right entity affiliated with our custodians. I was aware that in the past companies have sought relief on the basis that the proof was provided by an affiliate of the DTC member and not the exact member entity. (See Staff Legal Bulletin 14G (Oct. 16, 2012) (noting that some companies had questioned the sufficiency of proof of ownership letters from affiliates of DTC participants and stating that such proof was sufficient)) As well, I believed that DST might be taking issue with the continuity of the CRPTFs share ownership, given the custodian transfer during the one-year period.

In the No-Action Request, DST for the first time identified the defect in the CRPTF's proof of ownership. DST argues that it is entitled to exclude the Proposal because the CRPTF's proof letter from BNY Mellon contained a two-day gap between the last day to which BNY Mellon attested to ownership, November 18, and the date on which the CRPTF mailed the Proposal, November 20. The CRPTF does not dispute the existence of this gap. The practice of the CRPTF's former custodian was to draft proof of ownership letters covering up to and through the date on the letter. BNY Mellon did not do so.

If DST had identified this gap as the defect in the CRPTF's proof of ownership, a supplemental letter from BNY Mellon could and would have been provided immediately. The CRPTF continues to hold much more than the requisite amount of stock needed for eligibility to submit a proposal pursuant to Rule 14a-8. Instead, despite two clear requests, DST declined to "explain what [the CRPTF] must do to remedy" the defect. (See SLB 14G, section C)

DST's refusal is inconsistent with the Staff's guidance in Staff Legal Bulletin 14G, which states that notices of defect that "make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified" do not "serve the purpose of Rule 14a-8(f)." (SLB 14G, section C) That guidance makes clear that DST should have stated that the gap at the end of the one-year period was the defect to be remedied in its December 2 letter or in response to my queries. Allowing exclusion here would reward gamesmanship and discourage companies from telling proponents what they must do to remedy eligibility or procedural defects.

For the reasons stated above, the CRPTF respectfully requests that the Division deny DST's request for no-action relief. If you have any questions or need anything further, please do not hesitate to call me on (860) 702-3292. The CRPTF appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Francis H. Byrd
Assistant Treasurer for Policy

cc: Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
Via email to Marc.Gerber@skadden.com

EXHIBIT A

DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105
816.435.1000
www. dstsystems.com

December 2, 2013

BY FEDERAL EXPRESS

Francis H. Byrd
Assistant Treasurer for Policy
State of Connecticut Treasurer's Office
55 Elm Street
Hartford, Connecticut 06106-1773

RE: Notice of Deficiency

Dear Mr. Byrd:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") submitted by the Connecticut State Treasurer on behalf of the Connecticut Retirement Plans and Trust Funds (the "Proponent") to DST Systems, Inc. pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in DST System's proxy materials for the 2014 Annual Meeting of Stockholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of DST Systems common stock for at least one year, preceding and including November 20, 2013, the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the Proponent is not a registered holder of DST Systems common stock. Please provide a written statement from the record holder of the Proponents' shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the Proponent submitted the Proposal, the Proponent had beneficially held the requisite number of shares of DST Systems common stock continuously for at least one year.

In order to determine if the bank or broker holding the Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf. If the bank or broker holding the Proponent's shares is not a DTC participant, you also

will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving the Proponent's ownership of the minimum number of shares of DST Systems common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. DST Systems reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Randall D. Young
Senior Vice President, General Counsel &
Secretary

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240:14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

EXHIBIT B

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
202-371-7233
DIRECT FAX
202-661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

December 20, 2013

VIA FEDERAL EXPRESS

Francis H. Byrd
Assistant Treasurer for Policy
State of Connecticut
Treasurer's Office
55 Elm Street
Hartford, CT 06106-1773

RE: DST Systems, Inc. No-Action Request

Dear Mr. Byrd:

Enclosed please find a copy of the no-action request that was submitted on behalf of DST Systems, Inc. ("DST Systems") with respect to the shareholder proposal submitted by the Connecticut Retirement Plans and Trust Funds pursuant to Rule 14a-8 for inclusion in the proxy materials to be distributed by DST Systems in connection with its 2014 annual meeting of stockholders.

Sincerely,

Marc S. Gerber

Enclosure

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIAL
(202) 371-7233
DIRECT FAX
(202) 661-8280
EMAIL ADDRESS
MARC.GERBER@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

December 20, 2013

BY EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: DST Systems, Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal of the
Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

This letter is submitted on behalf of DST Systems, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from the Connecticut Retirement Plans and Trust Funds (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. Introduction

The text of the resolution contained in the Proposal is copied below:

> RESOLVED: The shareholders of DST Systems, Inc. ("DST") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time the policy is adopted. Compliance with this policy should be waived if no independent director is available or willing to serve as Chair, and the policy should provide that the Board will select a replacement Chair if a previously-independent Chair ceases to be independent.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

III. Background

The Company received the Proposal and a cover letter, dated November 19, 2013, via United Parcel Service ("UPS") on November 21, 2013. The Proposal was submitted on November 20, 2013, according to the UPS tracking detail. The Proponent's submission also included a letter from The Bank of New York Mellon, dated November 19, 2013, verifying the Proponent's stock ownership from October 1, 2013 through November 18, 2013 (the "BNY Letter") and a letter from State Street Bank and Trust Company, dated November 19, 2013, verifying the Proponent's stock ownership from September 30, 2012 through September 30, 2013 (the "SSB Letter"). Copies of the Proposal, the cover letter, the BNY Letter, the SSB Letter and the UPS tracking detail are attached hereto as Exhibit A.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 2, 2013, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust

Company (DTC) verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year preceding and including November 20, 2013, the date of submission of the Proposal. The Deficiency Letter also advised the Proponent that such written statement had to be submitted to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. On December 11, 2013, the Company received an email from the Proponent indicating that it believed the BNY Letter and the SSB Letter satisfied the requirements under Rule 14a-8. Copies of the Deficiency Letter and related email correspondence are attached hereto as Exhibit B.

IV. The Company May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Sufficient Documentary Support to Satisfy the Ownership Requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The BNY Letter and the SSB Letter do not satisfy the requirements of Rule 14a-8(b)(1). Pursuant to the rule, the Proponent is required to submit a written statement from the record holder of the Proponent's shares verifying the Proponent's continuous ownership of the Company's securities for a one-year period preceding and including November 20, 2013, the date that the Proposal was submitted. Although the Proponent's cover letter, the BNY Letter and the SSB Letter are dated November 19, 2013, the submission date of the Proposal is the date the Proponent submitted the Proposal to UPS for shipping and delivery to the Company. *See Deere & Co.* (Walden Asset Management and Tides Foundation) (Nov. 16, 2011) (concurring with the company's view that the submission date was not the date of the proponent's cover letter and broker letter, but the date the proposal was delivered to Federal Express for delivery to the company); *see also* Staff Legal Bulletin No. 14G (Oct. 16, 2012) (the date of submission of a shareholder proposal is "the date the proposal is postmarked or transmitted electronically"). Accordingly, the submission date of the Proposal is November 20, 2013. However, the BNY Letter and the SSB

Letter do not confirm the Proponent's one-year ownership as of November 20, 2013. Instead, the BNY Letter and the SSB Letter confirm the Proponent's ownership for a period preceding and including November 18, 2013, which date is prior to the date the Proposal was submitted.

In Section C.1.c.(3) of SLB 14, the Staff illustrated the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Similar to the example above, the BNY Letter confirms that the Proponent owned the requisite number of Company shares through November 18, 2013, which date is two days earlier than the date of the Proponent's submission of the Proposal, November 20, 2013. Accordingly, the BNY Letter and the SSB Letter fail to demonstrate continuous ownership of the shares for a period of one year as of such date.

The Staff has consistently permitted the exclusion of proposals where the proponent's proof of ownership letter provides ownership information as of a date *prior* to the date the proposal was submitted. *See, e.g., Rockwood Holdings, Inc.* (Jan. 18, 2013) (permitting exclusion where the proposal was submitted November 29, 2012 and the record holder's one-year verification was as of November 15, 2012); *Deere & Co.* (Walden Asset Management and Tides Foundation) (Nov. 16, 2011) (permitting exclusion where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011); *Verizon Communications Inc.* (Jan. 12, 2011) (permitting exclusion where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010); *AT&T Inc.* (Dec. 16, 2010) (permitting exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *General Electric Co.* (Oct. 7, 2010) (permitting exclusion where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); *Hewlett-Packard Co.* (July 28, 2010) (permitting exclusion where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010);

Int'l. Business Machines Corp. (Dec. 7, 2007) (permitting exclusion where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (Nov. 16, 2006) (permitting exclusion where the proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006).

If the Proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto, within 14 calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company has satisfied the notice requirement by sending the Deficiency Letter and did not receive the requisite proof of ownership from the Proponent. Any verification the Proponent might now submit would be untimely under the Commission's rules. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

V. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachments

cc: Randall D. Young
DST Systems, Inc.

Francis H. Byrd, Assistant Treasurer for Policy
State of Connecticut Treasurer's Office

EXHIBIT A

(see attached)

State of Connecticut

Denise L. Nappier
Treasurer

Hartford

November 19, 2013

Mr. Randall D. Young
Vice President, General Counsel and Secretary
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

Dear Mr. Young,

Submitted herewith is a shareholder resolution on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of DST Systems, Inc.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held the mandatory minimum number of DST Systems shares for the past year. Furthermore, as of November 18, 2013, the CRPTF held 7,300 shares of DST Systems stocks valued at approximately $635,830. The CRPTF will continue to hold the requisite number of shares of DST Systems through the date of the 2014 annual meeting.

If you have any questions or comments concerning this resolution, please contact Francis H. Byrd, Assistant Treasurer for Policy at (860) 702-3292.

Sincerely

Denise L. Nappier
State Treasurer

Attachment

The Connecticut Retirement Plans and Trust Funds ("CRPTF")

RESOLUTION CONCERNING SEPARATION OF THE POSITIONS OF CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

RESOLVED: The shareholders of DST Systems, Inc. ("DST") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time the policy is adopted. Compliance with this policy should be waived if no independent director is available or willing to serve as Chair, and the policy should provide that the Board will select a replacement Chair if a previously-independent Chair ceases to be independent.

SUPPORTING STATEMENT

Stephen Hooley serves as both CEO and Chair of DST's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value. As Intel former Chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent Board Chair who can provide a balance of power between the CEO and the Board and can support robust Board oversight. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe that having the CEO serve as Chair creates a conflict of interest that can result in excessive management influence on the Board.

An independent Board Chair has been found in studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent Board Chair (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of Chair and CEO: in 2009 fewer than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 (*CEO Succession 2000–2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent Board leadership would be particularly constructive at DST, given the other governance structures that limit Board accountability. The Board is classified, so only one-third of directors are up for election each year. As well, directors need to obtain support from only a plurality, rather than a majority, of shares voted in order to be elected.

We urge shareholders to vote for this proposal.

THE BANK OF NEW YORK MELLON

November 19, 2013

Mr. Randall D. Young
Vice President, General Counsel and Secretary
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

Dear Mr. Young,

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant ID 954) received 7,300 shares of DST Systems Inc. (cusip 233326107) from the prior custodian, State Street, on October 1, 2013 for our client and beneficial owner, State of Connecticut acting through its Treasurer, and have been continuously held through November 18, 2013.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L May

Jennifer L. May
Vice President, BNY Mellon

Phone: (412) 234-3902
Email: Jennifer.L.May@bnymellon.com

STATE STREET.
For Everything You Invest In™

Laura A. Callahan
Assistant Vice President
State Street Financial Center
2 Avenue d Lafayette
Boston, MA 02111

Phone: (617) 664-9415
Fax: (617) 769-6874
Email: la.callahan@statestreet.com

November 19, 2013

Mr. Randall D. Young
Vice President, General Counsel & Secretary
DST Systems, Inc.
333 West 11th Street
Kansas, City, Missouri 64105

Re: Shareholder Proposal Record Letter for DST Systems Inc. (233326107)

Dear Mr. Young:

State Street Bank and Trust Company is the former custodian for 7,300 shares of DST Systems Inc. common stock held for the State of Connecticut Retirement Plans and Trust Funds ("CRPTF"). The Trust Fund was beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously from September 30, 2012 until September 30, 2013. These shares owned by the Trust were transferred to new custodian Bank of New York Mellon on October 1, 2013.

As former custodian for the CRPTF, State Street held these shares in the Depository Trust Company, in the participant code 0997. The shares were transferred to Bank of New York Mellon DTC participant code 0954 on October 1, 2013.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Laura A. Callahan

Laura A. Callahan
Assistant Vice President
State Street Bank and Trust Company.

Pages 32 through 33 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

WE♡LOGISTICS

EXHIBIT B

(see attached)

DST

DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105
816.435.1000
www. dstsystems.com

December 2, 2013

BY FEDERAL EXPRESS

Francis H. Byrd
Assistant Treasurer for Policy
State of Connecticut Treasurer's Office
55 Elm Street
Hartford, Connecticut 06106-1773

RE: Notice of Deficiency

Dear Mr. Byrd:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") submitted by the Connecticut State Treasurer on behalf of the Connecticut Retirement Plans and Trust Funds (the "Proponent") to DST Systems, Inc. pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in DST System's proxy materials for the 2014 Annual Meeting of Stockholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of DST Systems common stock for at least one year, preceding and including November 20, 2013, the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the Proponent is not a registered holder of DST Systems common stock. Please provide a written statement from the record holder of the Proponents' shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the Proponent submitted the Proposal, the Proponent had beneficially held the requisite number of shares of DST Systems common stock continuously for at least one year.

In order to determine if the bank or broker holding the Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf. If the bank or broker holding the Proponent's shares is not a DTC participant, you also

will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving the Proponent's ownership of the minimum number of shares of DST Systems common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. DST Systems reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Randall D. Young
Senior Vice President, General Counsel &
Secretary

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

From: Byrd, Francis [mailto:Francis.Byrd@ct.gov]
Sent: Wednesday, December 11, 2013 02:00 PM
To: Young, Randall
Subject: RE: Voicemail

Randall,

We appreciate your e- mail and your letter of December 2nd, however neither your letter nor e-mail response identify or characterize the defect in CRPTF's resolution submission. The letters of ownership from State Street and Bank of New York Mellon, both of which are DTC participants, are clear on the point that the CRPTF has been a holder of DST shares continuously for over a year, and the Treasurer clearly states that CRPTF intends to hold the requisite number of DST shares through the company's annual meeting. The Treasurer believes that the proposal submission to DST Systems meets the rigorous standards set by the SEC under Rule 14a-8.

We would like an opportunity to discuss the specifics of CRPTF's proposal with you and Lowell Bryan, Chair of the Governance Committee.

I look forward to hearing back from you.

Sincerely,

Francis

Francis H. Byrd
Assistant Treasurer Policy
Office of the Treasurer, State of Connecticut

55 Elm Street, 7th Floor
Hartford, Connecticut 06106-1773
(O) 860-702-3292
(C) 860-897-3204
Francis.byrd@ct.gov

From: Young, Randall [mailto:RDYoung@dstsystems.com]
Sent: Monday, December 09, 2013 3:22 PM
To: Byrd, Francis
Subject: Voicemail

Francis,

Thanks for your voicemail message. Apologies for not getting back to you sooner. I was out of the office on vacation last week and have been tied up most of the day. We received the letter from Denise L. Nappier, State Treasurer, together with the proposal and letters from The Bank of New York Mellon and State Street Bank and Trust Company. I believe my letter to you, dated December 2, 2013, speaks for itself.

Sincerely,

Randall D. Young
Sr. Vice President, General Counsel & Secretary | DST Systems, Inc. | 333 West 11th Street, 5th Floor | Kansas City, MO 64105
p 816.435.8651 I f 816.435.8630 I e rdyoung@dstsystems.com I w dstsystems.com

---

Please consider the environment before printing this email and any attachments.

This e-mail and any attachments are intended only for the individual or company to which it is addressed and may contain information which is privileged, confidential and prohibited from disclosure or unauthorized use under applicable law. If you are not the intended recipient of this e-mail, you are hereby notified that any use, dissemination, or copying of this e-mail or the information contained in this e-mail is strictly prohibited by the sender. If you have received this transmission in error, please return the material received to the sender and delete all copies from your system.

EXHIBIT C

Byrd, Francis

From: Young, Randall <RDYoung@dstsystems.com>
Sent: Monday, December 09, 2013 3:22 PM
To: Byrd, Francis
Subject: Voicemail

Francis,

Thanks for your voicemail message. Apologies for not getting back to you sooner. I was out of the office on vacation last week and have been tied up most of the day. We received the letter from Denise L. Nappier, State Treasurer, together with the proposal and letters from The Bank of New York Mellon and State Street Bank and Trust Company. I believe my letter to you, dated December 2, 2013, speaks for itself.

Sincerely,

Randall D. Young
Sr. Vice President, General Counsel & Secretary | DST Systems, Inc. | 333 West 11th Street, 5th Floor | Kansas City, MO 64105
p 816.435.8651 | f 816.435.8630 | e rdyoung@dstsystems.com | w dstsystems.com

---

Byrd, Francis

From: Byrd, Francis
Sent: Wednesday, December 11, 2013 3:01 PM
To: 'Young, Randall'
Subject: RE: Voicemail

Randall,

We appreciate your e- mail and your letter of December 2nd, however neither your letter nor e-mail response identify or characterize the defect in CRPTF's resolution submission. The letters of ownership from State Street and Bank of New York Mellon, both of which are DTC participants, are clear on the point that the CRPTF has been a holder of DST shares continuously for over a year, and the Treasurer clearly states that CRPTF intends to hold the requisite number of DST shares through the company's annual meeting. The Treasurer believes that the proposal submission to DST Systems meets the rigorous standards set by the SEC under Rule 14a-8.

We would like an opportunity to discuss the specifics of CRPTF's proposal with you and Lowell Bryan, Chair of the Governance Committee.

I look forward to hearing back from you.

Sincerely,

Francis

Francis H. Byrd
Assistant Treasurer Policy
Office of the Treasurer, State of Connecticut

55 Elm Street, 7th Floor
Hartford, Connecticut 06106-1773
(O) 860-702-3292
(C) 860-897-3204
Francis.byrd@ct.gov

From: Young, Randall [mailto:RDYoung@dstsystems.com]
Sent: Monday, December 09, 2013 3:22 PM
To: Byrd, Francis
Subject: Voicemail

Francis,

Thanks for your voicemail message. Apologies for not getting back to you sooner. I was out of the office on vacation last week and have been tied up most of the day. We received the letter from Denise L. Nappier, State Treasurer, together with the proposal and letters from The Bank of New York Mellon and State Street Bank and Trust Company. I believe my letter to you, dated December 2, 2013, speaks for itself.

Sincerely,

Randall D. Young
Sr. Vice President, General Counsel & Secretary | DST Systems, Inc. | 333 West 11th Street, 5th Floor | Kansas City, MO 64105
p 816.435.8651 | f 816.435.8630 | e rdyoung@dstsystems.com | w dstsystems.com

---

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111
TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIAL
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MARC.GERBER@SKADDEN.COM

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December 20, 2013

BY EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: DST Systems, Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal of the
Connecticut Retirement Plans and Trust Funds

Ladies and Gentlemen:

This letter is submitted on behalf of DST Systems, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from the Connecticut Retirement Plans and Trust Funds (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. Introduction

The text of the resolution contained in the Proposal is copied below:

> RESOLVED: The shareholders of DST Systems, Inc. ("DST") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time the policy is adopted. Compliance with this policy should be waived if no independent director is available or willing to serve as Chair, and the policy should provide that the Board will select a replacement Chair if a previously-independent Chair ceases to be independent.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

III. Background

The Company received the Proposal and a cover letter, dated November 19, 2013, via United Parcel Service ("UPS") on November 21, 2013. The Proposal was submitted on November 20, 2013, according to the UPS tracking detail. The Proponent's submission also included a letter from The Bank of New York Mellon, dated November 19, 2013, verifying the Proponent's stock ownership from October 1, 2013 through November 18, 2013 (the "BNY Letter") and a letter from State Street Bank and Trust Company, dated November 19, 2013, verifying the Proponent's stock ownership from September 30, 2012 through September 30, 2013 (the "SSB Letter"). Copies of the Proposal, the cover letter, the BNY Letter, the SSB Letter and the UPS tracking detail are attached hereto as <u>Exhibit A</u>.

After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on December 2, 2013, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares and a participant in the Depository Trust

Company (DTC) verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year preceding and including November 20, 2013, the date of submission of the Proposal. The Deficiency Letter also advised the Proponent that such written statement had to be submitted to the Company within 14 calendar days of the Proponent's receipt of the Deficiency Letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letter included a copy of Rule 14a-8. On December 11, 2013, the Company received an email from the Proponent indicating that it believed the BNY Letter and the SSB Letter satisfied the requirements under Rule 14a-8. Copies of the Deficiency Letter and related email correspondence are attached hereto as Exhibit B.

IV. The Company May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Sufficient Documentary Support to Satisfy the Ownership Requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The BNY Letter and the SSB Letter do not satisfy the requirements of Rule 14a-8(b)(1). Pursuant to the rule, the Proponent is required to submit a written statement from the record holder of the Proponent's shares verifying the Proponent's continuous ownership of the Company's securities for a one-year period preceding and including November 20, 2013, the date that the Proposal was submitted. Although the Proponent's cover letter, the BNY Letter and the SSB Letter are dated November 19, 2013, the submission date of the Proposal is the date the Proponent submitted the Proposal to UPS for shipping and delivery to the Company. *See Deere & Co.* (Walden Asset Management and Tides Foundation) (Nov. 16, 2011) (concurring with the company's view that the submission date was not the date of the proponent's cover letter and broker letter, but the date the proposal was delivered to Federal Express for delivery to the company); *see also* Staff Legal Bulletin No. 14G (Oct. 16, 2012) (the date of submission of a shareholder proposal is "the date the proposal is postmarked or transmitted electronically"). Accordingly, the submission date of the Proposal is November 20, 2013. However, the BNY Letter and the SSB

Letter do not confirm the Proponent's one-year ownership as of November 20, 2013. Instead, the BNY Letter and the SSB Letter confirm the Proponent's ownership for a period preceding and including November 18, 2013, which date is prior to the date the Proposal was submitted.

In Section C.1.c.(3) of SLB 14, the Staff illustrated the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Similar to the example above, the BNY Letter confirms that the Proponent owned the requisite number of Company shares through November 18, 2013, which date is two days earlier than the date of the Proponent's submission of the Proposal, November 20, 2013. Accordingly, the BNY Letter and the SSB Letter fail to demonstrate continuous ownership of the shares for a period of one year as of such date.

The Staff has consistently permitted the exclusion of proposals where the proponent's proof of ownership letter provides ownership information as of a date *prior* to the date the proposal was submitted. *See, e.g., Rockwood Holdings, Inc.* (Jan. 18, 2013) (permitting exclusion where the proposal was submitted November 29, 2012 and the record holder's one-year verification was as of November 15, 2012); *Deere & Co.* (Walden Asset Management and Tides Foundation) (Nov. 16, 2011) (permitting exclusion where the proposal was submitted September 15, 2011 and the record holder's one-year verification was as of September 12, 2011); *Verizon Communications Inc.* (Jan. 12, 2011) (permitting exclusion where the proposal was submitted November 17, 2010 and the record holder's one-year verification was as of November 16, 2010); *AT&T Inc.* (Dec. 16, 2010) (permitting exclusion of a co-proponent where the proposal was submitted November 10, 2010 and the record holder's one-year verification was as of October 31, 2010); *General Electric Co.* (Oct. 7, 2010) (permitting exclusion where the proposal was submitted June 22, 2010 and the record holder's one-year verification was as of June 16, 2010); *Hewlett-Packard Co.* (July 28, 2010) (permitting exclusion where the proposal was submitted June 1, 2010 and the record holder's one-year verification was as of May 28, 2010);

Int'l. Business Machines Corp. (Dec. 7, 2007) (permitting exclusion where the proposal was submitted October 19, 2007 and the record holder's one-year verification was as of October 15, 2007); *Int'l. Business Machines Corp.* (Nov. 16, 2006) (permitting exclusion where the proposal was submitted October 5, 2006 and the record holder's one-year verification was as of October 2, 2006).

If the Proponent fails to follow Rule 14a-8(b), Rule 14a-8(f)(1) provides that the Company may exclude the Proposal, but only after it has notified the Proponent in writing of the procedural or eligibility deficiencies, as well as of the time frame for the Proponent's response thereto, within 14 calendar days of receiving the Proposal, and the Proponent fails adequately to correct it. The Company has satisfied the notice requirement by sending the Deficiency Letter and did not receive the requisite proof of ownership from the Proponent. Any verification the Proponent might now submit would be untimely under the Commission's rules. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1).

V. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachments

cc: Randall D. Young
DST Systems, Inc.

Francis H. Byrd, Assistant Treasurer for Policy
State of Connecticut Treasurer's Office

EXHIBIT A

(see attached)

State of Connecticut

DENISE L. NAPPIER
TREASURER

Hartford

November 19, 2013

Mr. Randall D. Young
Vice President, General Counsel and Secretary
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

Dear Mr. Young,

Submitted herewith is a shareholder resolution on behalf of the Connecticut Retirement Plans and Trust Funds (CRPTF) for consideration and action by shareholders at the next annual meeting of DST Systems, Inc.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held the mandatory minimum number of DST Systems shares for the past year. Furthermore, as of November 18, 2013, the CRPTF held 7,300 shares of DST Systems stocks valued at approximately $635,830. The CRPTF will continue to hold the requisite number of shares of DST Systems through the date of the 2014 annual meeting.

If you have any questions or comments concerning this resolution, please contact Francis H. Byrd, Assistant Treasurer for Policy at (860) 702-3292.

Sincerely

Denise L. Nappier
State Treasurer

Attachment

The Connecticut Retirement Plans and Trust Funds ("CRPTF")

RESOLUTION CONCERNING SEPARATION OF THE POSITIONS OF CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

RESOLVED: The shareholders of DST Systems, Inc. ("DST") request the Board of Directors to adopt a policy, and amend the bylaws as necessary to reflect that policy, to require the Chair of the Board of Directors to be an independent member of the Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time the policy is adopted. Compliance with this policy should be waived if no independent director is available or willing to serve as Chair, and the policy should provide that the Board will select a replacement Chair if a previously-independent Chair ceases to be independent.

<u>SUPPORTING STATEMENT</u>

Stephen Hooley serves as both CEO and Chair of DST's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value. As Intel former Chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent Board Chair who can provide a balance of power between the CEO and the Board and can support robust Board oversight. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe that having the CEO serve as Chair creates a conflict of interest that can result in excessive management influence on the Board.

An independent Board Chair has been found in studies to improve the financial performance of public companies. A 2007 Booz & Co. study found that, in 2006, all of the underperforming North American companies with long-tenured CEOs lacked an independent Board Chair (*The Era of the Inclusive Leader*, Booz Allen Hamilton, Summer 2007). A more recent study found that, worldwide, companies are now routinely separating the jobs of Chair and CEO: in 2009 fewer than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 (*CEO Succession 2000-2009: A Decade of Convergence and Compression*, Booz & Co., Summer 2010).

We believe that independent Board leadership would be particularly constructive at DST, given the other governance structures that limit Board accountability. The Board is classified, so only one-third of directors are up for election each year. As well, directors need to obtain support from only a plurality, rather than a majority, of shares voted in order to be elected.

We urge shareholders to vote for this proposal.

THE BANK OF NEW YORK MELLON

November 19, 2013

Mr. Randall D. Young
Vice President, General Counsel and Secretary
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

Dear Mr. Young,

Please be advised that The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant ID 954) received 7,300 shares of DST Systems Inc. (cusip 233326107) from the prior custodian, State Street, on October 1, 2013 for our client and beneficial owner, State of Connecticut acting through its Treasurer, and have been continuously held through November 18, 2013.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L May

Jennifer L. May
Vice President, BNY Mellon

Phone: (412) 234-3902
Email: Jennifer.L.May@bnymellon.com

STATE STREET.
For Everything You Invest In

Laura A. Callahan
Assistant Vice President
State Street Financial Center
2 Avenue d Lafayette
Boston, MA 02111

Phone: (617) 664-9415
Fax: (617) 769-6874
Email: la.callahan@statestreet.com

November 19, 2013

Mr. Randall D. Young
Vice President, General Counsel & Secretary
DST Systems, Inc.
333 West 11th Street
Kansas, City, Missouri 64105

Re: Shareholder Proposal Record Letter for DST Systems Inc. (233326107)

Dear Mr. Young:

State Street Bank and Trust Company is the former custodian for 7,300 shares of DST Systems Inc. common stock held for the State of Connecticut Retirement Plans and Trust Funds ("CRPTF"). The Trust Fund was beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously from September 30, 2012 until September 30, 2013. These shares owned by the Trust were transferred to new custodian Bank of New York Mellon on October 1, 2013.

As former custodian for the CRPTF, State Street held these shares in the Depository Trust Company, in the participant code 0997. The shares were transferred to Bank of New York Mellon DTC participant code 0954 on October 1, 2013.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Laura A. Callahan

Laura A. Callahan
Assistant Vice President
State Street Bank and Trust Company.

Pages 59 through 60 redacted for the following reasons:
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EXHIBIT B

(see attached)

DST Systems, Inc.
333 West 11th Street
Kansas City, MO 64105
816.435.1000
www. dstsystems.com

December 2, 2013

BY FEDERAL EXPRESS

Francis H. Byrd
Assistant Treasurer for Policy
State of Connecticut Treasurer's Office
55 Elm Street
Hartford, Connecticut 06106-1773

RE: Notice of Deficiency

Dear Mr. Byrd:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") submitted by the Connecticut State Treasurer on behalf of the Connecticut Retirement Plans and Trust Funds (the "Proponent") to DST Systems, Inc. pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in DST System's proxy materials for the 2014 Annual Meeting of Stockholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of DST Systems common stock for at least one year, preceding and including November 20, 2013, the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the Proponent is not a registered holder of DST Systems common stock. Please provide a written statement from the record holder of the Proponents' shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time the Proponent submitted the Proposal, the Proponent had beneficially held the requisite number of shares of DST Systems common stock continuously for at least one year.

In order to determine if the bank or broker holding the Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/ alpha.pdf. If the bank or broker holding the Proponent's shares is not a DTC participant, you also

will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving the Proponent's ownership of the minimum number of shares of DST Systems common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. DST Systems reserves the right to seek relief from the SEC as appropriate.

Very truly yours,

Randall D. Young
Senior Vice President, General Counsel &
Secretary

Enclosure

EXHIBIT A

[ATTACHED]

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

From: Byrd, Francis [mailto:Francis.Byrd@ct.gov]
Sent: Wednesday, December 11, 2013 02:00 PM
To: Young, Randall
Subject: RE: Voicemail

Randall,

We appreciate your e- mail and your letter of December 2nd, however neither your letter nor e-mail response identify or characterize the defect in CRPTF's resolution submission. The letters of ownership from State Street and Bank of New York Mellon, both of which are DTC participants, are clear on the point that the CRPTF has been a holder of DST shares continuously for over a year, and the Treasurer clearly states that CRPTF intends to hold the requisite number of DST shares through the company's annual meeting. The Treasurer believes that the proposal submission to DST Systems meets the rigorous standards set by the SEC under Rule 14a-8.

We would like an opportunity to discuss the specifics of CRPTF's proposal with you and Lowell Bryan, Chair of the Governance Committee.

I look forward to hearing back from you.

Sincerely,

Francis

Francis H. Byrd
Assistant Treasurer Policy
Office of the Treasurer, State of Connecticut

55 Elm Street, 7th Floor
Hartford, Connecticut 06106-1773
(O) 860-702-3292
(C) 860-897-3204
Francis.byrd@ct.gov

From: Young, Randall [mailto:RDYoung@dstsystems.com]
Sent: Monday, December 09, 2013 3:22 PM
To: Byrd, Francis
Subject: Voicemail

Francis,

Thanks for your voicemail message. Apologies for not getting back to you sooner. I was out of the office on vacation last week and have been tied up most of the day. We received the letter from Denise L. Nappier, State Treasurer, together with the proposal and letters from The Bank of New York Mellon and State Street Bank and Trust Company. I believe my letter to you, dated December 2, 2013, speaks for itself.

Sincerely,

Randall D. Young
Sr. Vice President, General Counsel & Secretary | DST Systems, Inc. | 333 West 11th Street, 5th Floor | Kansas City, MO 64105
p 816.435.8651 | f 816.435.8630 | e rdyoung@dstsystems.com | w dstsystems.com

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